Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	$	$	$	$
Available earnings:
Earnings before income taxes	47	24	72	25
Add fixed charges:
Interest expense incurred	16	15	33	31
Amortization of debt expense and discount	1	—	1	1
Interest portion of rental expense (1)	2	2	4	4
Total earnings as defined	66	41	110	61
Fixed charges:
Interest expense incurred	16	15	33	31
Amortization of debt expense and discount	1	—	1	1
Interest portion of rental expense (1)	2	2	4	4
Total fixed charges	19	17	38	36
Ratio of earnings to fixed charges	3.5	2.4	2.9	1.7

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).